GATEWAY ACCEPTANCE COMPANY
2255 CONTRA COSTA BLVD., SUITE 300
PLEASANT HILL, CALIFORNIA 94523
PH. NO. 925-405-1505
FAX NO. 925-405-1535

February 27, 2009

Via Fax and First Class Mail

Rene Schena, President
Telechem International, Inc
524 E Weddell Dr #3
Sunnyvale, CA, 94089

RE: ADDENDUM TO SECURITY AGREEMENT

The following addendum (hereafter "Addendum") is to the Security Agreement dated February 8, 2008 (hereafter "Security Agreement") between borrower Telechem International, Inc (hereafter "Borrower") and commercial lender Gateway Acceptance Company (hereafter "Gateway").

Given the recent changes in the financial markets, as explained in the letter dated February 18, 2009, Gateway has found it necessary to institute a rate floor on all of its prime based loans. Accordingly, the interest rate floor on your loan(s) will be your initial rate when you signed with Gateway, which was 16%, calculated as your initial prime rate of 6% plus 10%. Your loan(s) will continue to float with the prime rate to the extent that the prime rate increases beyond your initial prime rate. This rate change will take effect beginning March 1, 2009.

Except as otherwise noted in this Addendum, all terms and conditions of the Security Agreement shall remain unchanged.

Please sign below to indicate your understanding and acceptance of this Addendum, and return one copy of the Addendum to Gateway.

Sincerely,

Gateway Acceptance Company

By: ____________________
Michael Cordon, Portfolio Manager

Borrower: Telechem International, Inc

Read and accepted on Feb 27**, 2009**

By: ____________________
Rene Schena, President